SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100
Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power Series A Common Stock: 366,819 (1), (2), (3), (4) Series B Common Stock: 9,064,031 (2), (4)
		8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0
		9	Sole Dispositive Power Series A Common Stock: 366,819 (1), (2), (3) Series B Common Stock: 9,064,031 (2)
		10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 366,819 (1), (2), (3), (4) Series B Common Stock: 9,064,031 (2), (4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (3), (5) Series B Common Stock: 89.9% (5)
14	Type of Reporting Person (See Instructions) IN

(1) Includes 14,112 shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”).

(2) Includes (i) 352,707 shares of Series A Common Stock and (ii) 1,908,475 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, June 4, 2021.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 9,430,850 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.3% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(4) The Maffei Stock Exchange Agreement (defined and described in Item 4) contains certain provisions relating to the voting and transfer of the Series A Common Stock and Series B Common Stock beneficially owned by Mr. Maffei.

(5) For purposes of calculating Mr. Maffei’s beneficial ownership, approximately 404.6 million shares of Series A Common Stock and approximately 8.2 million shares of Series B Common Stock were estimated to be outstanding, in each case, on June 3, 2021, as reported by Qurate Retail, Inc. (the “Issuer”) in its Current Report on Form 8-K, dated June 4, 2021, filed with the Securities and Exchange Commission on June 4, 2021 (the “8-K”), based on 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021, as adjusted for the consummation of the transactions described in the 8-K, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, June 4, 2021. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 18.0% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 21, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 2 to the statement on Schedule 13D filed with the SEC on March 17, 2020, Amendment No. 3 to the statement on Schedule 13D filed with the SEC on September 29, 2020 and Amendment No. 4 to the statement on Schedule 13D filed with the SEC on May 20, 2021 (“Amendment No. 4” and, collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 5 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information contained in Item 4 of this Statement is incorporated by reference herein.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

As previously disclosed in Amendment No. 4, on May 18, 2021, Mr. Maffei delivered a written offer (the “Offer”) to John C. Malone, a director of the Issuer (“Mr. Malone”), to acquire all of the outstanding shares of Series B Common Stock of the Issuer beneficially owned by Mr. Malone, his wife Leslie Malone and certain trusts for the benefit of Mr. Malone, Mrs. Malone and/or their children (the “Malone Group” and such shares, the “Subject Shares”). The transfer by the Malone Group of the Subject Shares was subject to the terms of the Call Agreement, which provided the Issuer with the right to acquire all, but not less than all, of the Subject Shares at a price and on the terms specified in the Call Agreement (the “Call Right”).

As previously disclosed in the Issuer’s Current Report on Form 8-K that was filed with the SEC on June 4, 2021, on June 2, 2021, the Issuer delivered written notice to Mr. Malone to exercise the Call Right and, on June 3, 2021, the Issuer and the Malone Group entered into a Stock Exchange Agreement (the “Malone Stock Exchange Agreement”) to effect the closing of the Call Right exercise, pursuant to which the Malone Group transferred to the Issuer the Subject Shares in exchange (the “Malone Exchange”) for shares of Series A Common Stock.

As a result of the Malone Exchange and in the absence of the negotiated Letter Agreement (defined below) Mr. Maffei would have had the right to assert that a “Change of Control” (as defined in that certain Executive Employment Agreement, dated as of December 13, 2019 (the “Employment Agreement”), by and between Liberty Media Corporation, a Delaware corporation (“Liberty Media”), and Mr. Maffei) with respect to the Issuer had occurred and that Mr. Maffei had “Good Reason” (as defined in the Employment Agreement) to resign from and terminate his employment with the Issuer. This would have resulted in the acceleration of the vesting of Mr. Maffei’s outstanding and unvested Issuer equity-based awards, the obligation of the Issuer to pay Mr. Maffei certain severance related benefits and the obligation of the Issuer to make a termination payment to Liberty Media pursuant to that certain Services Agreement, dated as of September 23, 2011, between the Issuer and Liberty Media, as clarified by that certain Letter Agreement, dated as of September 23, 2011, by and between the Issuer and Liberty Media, and as amended by that certain First Amendment to Services Agreement, effective as of December 13, 2019, by and between the Issuer and Liberty Media (the “Services Agreement”).

Waiver Letter and Amendment of Employment Agreement

On June 3, 2021, the Issuer, Liberty Media and Mr. Maffei entered into a Waiver Letter and Amendment of Employment Agreement (the “Letter Agreement”), pursuant to which, among other things, Mr. Maffei (x) waived his rights to assert that the Issuer’s exercise of the Call Right, the transactions to be consummated pursuant to the Malone Stock Exchange Agreement or the resulting reduction in the Malone Group’s voting power with respect to the Issuer (collectively, the “Specified Events”) would constitute a “Change in Control” or “Good Reason,” in each case, as defined in the Employment Agreement, with respect to the Issuer, and agreed not to terminate his employment with the Issuer for “Good Reason” in connection with or arising out of the Option Cancellation (as defined below) or any of the Specified Events, and (y) consented to the cancellation (the “Option Cancellation”) of stock option awards to purchase shares of Series B Common Stock that had been granted to Mr. Maffei on each of December 24, 2014, and March 31, 2015 for 1,137,228 shares at an exercise price of $16.97 per share, and 197,783 shares at an exercise price of $16.71 per share, respectively. In consideration for the foregoing, pursuant to the Letter Agreement, (i) Mr. Maffei received a grant of 1,101,321 restricted shares of Series B Common Stock that are scheduled to vest, subject to Mr. Maffei’s continued employment with the Issuer, in two equal tranches on December 10, 2024 and the fifth anniversary of the grant date, subject to earlier vesting under certain circumstances, and (ii) the Issuer agreed that the portion of the Annual Equity Awards (as defined in the Employment Agreement) to be granted by the Issuer to Mr. Maffei pursuant to Section 4.11 of the Employment Agreement for calendar years 2022, 2023 and 2024 shall be granted with respect to the Series B Common Stock.

Stock Exchange Agreement

Exchange and Cap. Also, on June 3, 2021, the Issuer and Mr. Maffei also entered into a Stock Exchange Agreement (the “Maffei Stock Exchange Agreement”), pursuant to which, among other things: (i) on June 3, 2021, Mr. Maffei transferred to the Issuer an aggregate of 5,378,308 shares of Series A Common Stock, and in exchange the Issuer issued to Mr. Maffei equivalent number of shares of Series B Common Stock; (ii) the Issuer agreed that on the terms and subject to the conditions of the Maffei Stock Exchange Agreement, Mr. Maffei, at his option (during the six-month period following the vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021), may transfer to the Issuer the number of shares of Series A Common Stock actually received by Mr. Maffei upon vesting of such performance-based restricted stock unit award in exchange for an equivalent number of newly-issued shares of Series B Common Stock (the “Subsequent Exchange”); (iii) Mr. Maffei agreed that until December 31, 2024 (the “Cap Period”), which is also the end of the current term of his employment as set forth in the Employment Agreement, he will not, and will not authorize or permit any of his affiliates that he controls (“Controlled Affiliates”) to, acquire or agree to acquire (or announce publicly an intent to acquire) by purchase or otherwise, beneficial ownership of voting securities of the Issuer (or direct or indirect rights or options to acquire any such voting securities) if, after giving effect to any such acquisition of securities, the aggregate voting power of the Issuer’s voting securities beneficially owned by Mr. Maffei and his Controlled Affiliates would exceed 20.0% of the voting power of all of the outstanding voting securities (assuming, for purposes of this calculation that all voting securities beneficially owned by Mr. Maffei which are not outstanding are included in the calculation) (the “Cap”); and (iv) the foregoing transactions by which Mr. Maffei and certain of his related persons became an “interested stockholder” were approved for purposes of Section 203 of the General Corporation Law of the State of Delaware.

The Cap is subject to certain exceptions, including (i) the Subsequent Exchange, (ii) the receipt, exercise or vesting of his equity compensation awards, and (iii) any dividend or other distribution made, or similar action taken, by the Issuer (including the receipt in connection therewith of any rights, warrants or other securities granting the holder the right to acquire voting securities of the Issuer, and any acquisition of voting securities of the Issuer upon the exercise thereof). However, if during the Cap Period, the voting power of the outstanding voting securities of the Issuer beneficially owned by Mr. Maffei and his Controlled Affiliates exceeds the Cap, Mr. Maffei will, and will cause his Controlled Affiliates to, vote such voting securities that represent voting power in excess of the Cap, in the same proportions as the votes cast by stockholders of the Issuer unaffiliated with Mr. Maffei and his Controlled Affiliates on any matter submitted to a vote of the Issuer’s stockholders. In addition, Mr. Maffei and his Controlled Affiliates may not transfer voting securities of the Issuer to any other Controlled Affiliate of Mr. Maffei unless such transferee has agreed to be bound by the terms of the Maffei Stock Exchange Agreement.

The Maffei Stock Exchange Agreement is filed as Exhibit 7(a) to this Amendment and is incorporated by reference herein. The foregoing description of the Maffei Stock Exchange Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Maffei Stock Exchange Agreement.

Mr. Maffei holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is Chairman of the Board of Directors of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock, subject the terms of the Maffei Stock Exchange Agreement or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 366,819 shares of Series A Common Stock (consisting of (A) 14,112 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei and (B) 352,707 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, June 4, 2021), which shares represent less than 1.0% of the outstanding shares of Series A Common Stock, and (ii) 9,064,031 shares of Series B Common Stock (including 1,908,475 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, June 4, 2021), which shares represent approximately 89.9% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on approximately 404.6 million shares of Series A Common Stock and approximately 8.2 million shares of Series B Common Stock that were estimated to be outstanding, in each case, on June 3, 2021, as reported by the Issuer in its Current Report on Form 8-K, dated June 4, 2021, filed with the SEC on June 4, 2021 (the “8-K”), based on 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021, as adjusted for the consummation of the transactions described in the 8-K, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, June 4, 2021. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 18.0% of the voting power with respect to the general election of directors of the Issuer.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the terms of the Maffei Stock Exchange Agreement.

(c)            Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock since Amendment No. 4 to the Statement was filed with the SEC on May 20, 2021.

(d)            Not Applicable.

(e)            Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The information contained in Item 4 of this Statement is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

7(a)	Stock Exchange Agreement, dated June 3, 2021, between Gregory B. Maffei and Qurate Retail, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2021

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM Amendment No. 5 to Qurate Retail, Inc. 13D]

EXHIBIT INDEX

7(a)	Stock Exchange Agreement, dated June 3, 2021, between Gregory B. Maffei and Qurate Retail, Inc.